2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

April 15, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Adam Phippen and Donna Di Silvio

Re:	Altus Midstream Co
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 1, 2019
File No. 001-38048

Ladies and Gentlemen:

Set forth below are the responses of Altus Midstream Company, a Delaware corporation (the “Company,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2019 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed by the Company with the Commission on March 1, 2019 (the “Annual Report”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2018

Signatures, page 57

1.

The report must also be signed on behalf of the registrant by your controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General Instruction D of Form 10-K. Please revise future filings on Form 10-K.

Response:

We acknowledge the Staff’s comment. The Company’s future filings on Form 10-K will be signed by the controller or principal accounting officer of the Company.

United States Securities and Exchange Commission

April 15, 2019

Financial Statements

Note 5. Debt and Financing Costs, page F-19

2.

We note your disclosure that Altus Midstream is subject to financial covenants under the credit agreement which require it to maintain either a debt-to-capital ratio or leverage ratio. Please tell us whether these covenants restrict the ability of Altus Midstream to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders. If so, please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response:

As of December 31, 2018, Altus Midstream was subject to the covenants of its credit facility applicable during the Initial Period, as defined in the credit agreement and described in the above-referenced note to the consolidated financial statements, which may restrict Altus Midstream’s transfer of funds to the Company in the form of loans, advances, or cash dividends without the consent of the lenders. With respect to the two financial covenants referenced above, the debt-to-capital ratio is applicable during the Initial Period.

Altus Midstream’s credit agreement requires that during the Initial Period, its ratio of indebtedness (consolidated with indebtedness of certain of its subsidiaries) to capital not exceed 30.0 percent at the end of any fiscal quarter. Under the credit agreement, (i) “indebtedness” refers to any indebtedness, including capital leases, shown as debt on a consolidated balance sheet, plus any guaranties or other contingent obligations in respect of debt of another person, and (ii) “capital” refers to consolidated partners’ equity plus consolidated indebtedness, in each case, of Altus Midstream and certain of its subsidiaries.

As such, the debt-to-capital ratio effectively may apply to any transfer of funds by Altus Midstream to the Company to the extent that such transfer would result in a debt-to-capital ratio exceeding 30.0 percent. Similarly, after the Initial Period, the leverage ratio covenant effectively may apply to any transfer of funds by Altus Midstream to the Company to the extent that such transfer would result in a violation of the leverage ratio covenant.

United States Securities and Exchange Commission

April 15, 2019

The Company computed the amount of restricted net assets during the Initial Period in accordance with the table below:

December 31, 2018
(in thousands)
Restricted pursuant to debt-to-capital covenant:
Consolidated net assets of Altus Midstream Company	$1,726,786
less Federal deferred tax asset	67,558
less Federal tax prepayment	511

Consolidated net assets of Altus Midstream LP	1,658,717
Debt outstanding	—

Total Capital	1,658,717
Debt-to-Capital Ratio	0%

Net assets restricted pursuant to debt-to-capital covenant	$—

As illustrated in the table above, Altus Midstream had no debt outstanding as of the end of the fiscal period and therefore, the net assets considered restricted at the balance sheet date is $nil. We concluded that the disclosures required by Rule 4-08(e)(3)(i) and (ii) and Rule 12-04 of Regulation S-X were not required because the total of restricted net assets was less than 25 percent of consolidated net assets as of December 31, 2018. In the event that this threshold is exceeded in future filings, the Company will disclose the amount of restricted net assets as prescribed by Rule 4-08(e)(3)(ii) of Regulation S-X.

Additionally, as disclosed within Note 1—Summary of Significant Accounting Policies under the section entitled “Principles of Consolidation,” the Company has no independent operations or material assets other than its partnership interest in Altus Midstream and its related deferred tax asset. The only material difference in net assets between the financial statements of the Company and those of Altus Midstream relates to a federal deferred tax asset associated with the Company’s partnership interest in Altus Midstream. The amount and nature of the deferred tax asset is discussed further within Note 10—Income Taxes.

The Company believes its existing disclosures currently provide sufficient information to discern between the financial information of the Company and its consolidated subsidiary, Altus Midstream. For each future reporting period, the Company will evaluate any changes to its consolidated reporting structure and whether its disclosures adequately address the requirement for separate condensed financial information prescribed by Rule 12-04 of Regulation S-X, in accordance with Rule 5-04 of Regulation S-X.

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United States Securities and Exchange Commission

April 15, 2019

Please direct any questions you have with respect to the foregoing to the undersigned at (713) 296-6000.

Very truly yours,

ALTUS MIDSTREAM COMPANY

/s/ Ben C. Rodgers
By:	Ben C. Rodgers Chief Financial Officer and Treasurer